Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: November 12, 2015

Q3 2015 Wire call script

Good morning. Thanks for joining us on this call.

I am pleased to report that we had a strong performance in the third quarter, building on the positive trends we saw in the first half of the year. We also continued to invest in assortments, quality, and value in all of our markets, and in online growth. Importantly, we continue to fund our customer investments through savings we achieve through our Simplicity program.

We reported an increase in sales, operating income and net income, as well as a strong free cash flow. This shows that our initiatives are paying off and we are delivering more for our customers.

In the U.S., identical sales, excluding the impact of the disruption in the New England market last year, grew by 1.8 percent. Our underlying operating margin in the U.S. increased to 4 percent, from 3.8 percent.

As James McCann, our COO Ahold USA, explained in February, we are deploying a program in various phases throughout our store base as we continue to invest in quality, service and price. We continued with our Super KVIs, which means Key Value Items, and offers customers the 30 most important products at very competitive prices. It has now been rolled out in three of our four U.S. divisions, and we expect to complete the roll out next year.

Another part of the program, is the upgrade of the produce departments, in more than 300 stores so far. We are encouraged by the volume uplift we see in these converted departments, as customers enjoy the new range and layout.

Peapod, our online grocer in the U.S., returned to double-digit sales growth thanks to improved capacity usage and service levels.

In July, Stop & Shop New York Metro entered into an agreement to buy stores from A&P. They are currently well underway with the conversion of these 25 stores, which we expect will be completed next week.

The Netherlands had another good quarter, with 4 percent identical sales growth. The strength of the Albert Heijn brand continues to drive positive sales trends. Our strategy to focus on quality and assortment improvements led to an increase in transactions and market share gains. We added more than 1,000 items since the start of the year, and again expanded our offering of fresh and healthier options.

We are for example piloting “healthy checkouts” in 100 of our stores, which offer fruit and other healthier snacks as an alternative to what customers have previously seen.

Importantly, our margin in the Netherlands excluding bol.com was resilient at 5.1 percent.

Our online businesses in the Netherlands continued to grow at a fast pace. Albert Heijn Online and bol.com achieved consumer sales growth of more than 30 percent.

And finally on this market, a word on our Etos and Gall&Gall specialty stores. Both brands have been refreshed to underline their focus on quality, service and expert advice to customers.

In the Czech Republic, identical sales were up 1.6 percent, adjusted for the SPAR stores which became part of our store base in August 2014. Our supermarkets continued to perform well and the team is piloting and implementing several initiatives to improve performance in the larger-format stores.

I am also excited by two new concepts and initiatives we introduced. In the U.S. we opened two small-format stores under the name bfresh, catering to urban shoppers with a strong focus on fresh food.

Q3 2015 Wire call script

And we opened a small online pilot store on Alibaba’s Tmall platform in China, which enables us to learn from this fast-growing online market. We may be almost 130 years old, but our appetite to develop and grow as an omni-channel retailer continues to thrive.

While we remain highly focused on running our day-to-day operations, as you can tell from this strong quarter, we are also making good progress with the integration planning for our proposed merger with Delhaize. We continue to be on track to complete the transaction in mid-2016.

Our business performance remains on track to deliver in line with full year expectations. With our great brands and associates, we will continue to invest in providing better quality, service and value to our customers and we look forward to the important December holiday season.

I will now hand over to you for your questions, which Jeff and I will be happy to answer.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.